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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25                 ---------------
                                                               SEC FILE NUMBER
                                                               ---------------
                                                                   1-11601
                                                               ---------------
                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K [X] Form 10-Q
             [ ] Form N-SAR

                                                               ---------------
                                                                CUSIP NUMBER
                                                               ---------------
                                                                 632900 10 6
                                                               ---------------

             For Period Ended: October 31, 1998
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:____________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

National Auto Credit, Inc.
Full Name of Registrant

Former Name if Applicable:  N/A

30000 Aurora Road
Address of Principal Executive Office (Street and Number)

Solon, OH  44139
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
  [ ] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE


The Registrant's Quarterly Report on Form 10-Q for the fiscal period ended October 31, 1998 could not be filed within the prescribed time period because the external audit of the Registrant's January 31, 1998 financial statements has not been completed. As previously disclosed, Grant Thornton, LLP was appointed to act as the Company's independent accountants and commenced substantive audit field work for the January 31, 1998 fiscal year end audit on April 1, 1998.

Inasmuch as the external audit and financial statements for the year ended, January 31, 1998 have not been finalized, it is impractical at this time to report quarterly results for the subsequent fiscal period ended October 31, 1998.

The Registrant and its independent accountants are working towards the completion of the audit and fiscal year end financial statements as expeditiously as possible.





Part IV - OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

               Davida S. Howard           (440)                   349-1000
                   (Name)              (Area Code)           (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                      [ ] YES   [X] NO


               Annual Report on Form 10-K for the fiscal year ended January 31, 1998 has not been filed. Quarterly Reports on Form 10-Q for the fiscal periods ended April 30, 1998 and July 31, 1998 have not been filed.


          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      [ ] YES   [X] NO

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                           National Auto Credit, Inc.
                  (Name of Registrant as Specified in Charter)


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 14, 1998             By:   /s/  Davida S. Howard
      -----------------                   ---------------------
                                          Davida S. Howard
                                          Vice President-Finance and Controller